UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

(Fee required)

For the fiscal year ended March 31, 2005

or

☐	Transitional report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

(Fee required)

For the transition period from                      to                     .

Commission File No. 001-15143

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

IMPCO Investment and Tax Savings Plan c/o

Impco Technologies, Inc.

(formerly AirSensors, Inc.)

16804 Gridley Place

Cerritos, CA 90703

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IMPCO Technologies, Inc.

(formerly AirSensors, Inc.)

16804 Gridley Place

Cerritos, CA 90703

Financial Statements Filed as Part of This Report:

Note: Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Administrative Committee of the IMPCO Investment and Tax Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

September 27, 2005

IMPCO INVESTMENT AND TAX SAVINGS PLAN

By:	/s/ KELLY NILA
Kelly Nila
Plan Administrator

Index to Exhibits

Exhibit No.
23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To: IMPCO Technologies, Inc. as

Plan Administrator of

The IMPCO Investment and Tax Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the IMPCO Investment and Tax Savings Plan (the “Plan”) as of March 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended March 31, 2005. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of March 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended March 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of March 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Costa Mesa, California	/s/ BDO Seidman, LLP

September 23, 2005

IMPCO Investment and Tax Savings Plan

Statements of Net Assets Available for Plan Benefits

As of March 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value:
Interest bearing cash	$1,074,190	$1,106,157
Mutual funds	5,998,603	5,614,337
Common collective fund	150,546	129,537
IMPCO Technologies, Inc. common stock	258,098	313,110
Participant Loans	449,132	340,527

Total Investments	7,930,569	7,503,668
Receivables:
Participant contributions receivable	2,945	—
Employer contributions receivable	12,194	—

Total receivables	15,139	—

Net assets available for plan benefits	$7,945,708	$7,503,668

See accompanying notes to financial statements.

IMPCO Investment and Tax Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended March 31, 2005

2005
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$78,903
Participant loan interest income	19,791
Net appreciation in fair value of investments	289,169

Total Investment income	387,863
Contributions:
Participant contributions	678,739
Participant rollover contributions	31,473
Employer, net of forfeitures of $31,366	290,891

Total contributions	1,001,103
Total additions	1,388,966
Deductions from net assets attributed to:
Benefits paid to participants	946,926

Total deductions	946,926
Net increase	442,040
Net assets available for plan benefits at beginning of year	7,503,668

Net assets available for plan benefits at end of year	$7,945,708

See accompanying notes to financial statements.

IMPCO Investment and Tax Savings Plan

Notes to Financial Statements

1.	Description of the Plan

General

The IMPCO Investment and Tax Savings Plan (the “Plan”) is a defined contribution plan, which is qualified under Internal Revenue Service Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted July 1, 1984, amended in 1988, 1993 and 1999. In 2002, the Plan was amended to incorporate certain provisions of the General Agreement of Tariffs and Trade, the Uniform Services Employment Reemployment Right Act, the Small Business Job Protection Act, the Taxpayer Relief Act of 1997, the Internal Revenue Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (collectively “GUST”) and the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). All Plan assets are held by the Plan Trustee, Mercer Trust Company (“Mercer”). Effective January 1, 2005, Mercer’s name was changed from Putnam Fiduciary Trust Company.

All employees of IMPCO Technologies, Inc. (the “Company”) who are at least age 21 or older are eligible to participate in the Plan.

The Board of Directors of the Company has appointed certain of its officers and employees to act as an Administrative Committee. The Administrative Committee is responsible for management and control of the operation and the administration of the Plan. The Administrative Committee has the sole discretion to determine the participant’s eligible compensation for making pre-tax election contributions to participant’s accounts. The Administrative Committee has determined the eligible compensation excludes car allowances, moving allowances and severance payments for the year ended March 31, 2005. Mercer has been engaged to perform certain administrative services (i.e., day-to-day record keeping of the Plan) and provide assistance to the Administrative Committee.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Contributions

Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% or more than 15% of compensation, as defined in the Plan, each payroll period, up to a maximum of $14,000 and $13,000 for calendar years 2005 and 2004, respectively. The Company matches 100% of the first 3% of compensation contributed by employees.

All Employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414 (v) of the Internal Revenue Code (IRC).

“Rollover” contributions from other qualified plans are accepted by the Plan. The Company does not match contributions of this type.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions and (b) Plan earnings. Participant contributions and Company contributions are allocated into the separate funds based on election by the participants while Plan earnings are allocated based on the specific earnings of the separate fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance.

Participants may change the current allocation among their accounts at any time through notification to Mercer. Upon reallocation, Mercer then notifies the Company of any designated changes made to a participant’s account. Participants may also change the allocation of future participant and Company contributions.

IMPCO Investment and Tax Savings Plan

Notes to Financial Statements

1.	Description of the Plan (continued)

Vesting

Participants have a 100% non-forfeitable right to their “salary deferral account” and “rollover account” (i.e., participant contributions plus actual earnings thereon) upon withdrawal from the Plan. The Plan uses a graduated vesting schedule for Company contributions and related earnings as follows:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

A participant must complete 1,000 hours of service during a vesting computation period for it to count as one year of service.

The participant also becomes 100% vested when he or she reaches retirement age, becomes disabled while employed by the Company, or upon death while employed by the Company.

Investment Options

Individual participants designate the way in which their contributions and employer contributions are invested and may change their investment designation at any time within several investment options offered by the Plan. Effective March 31, 2004 participants were no longer able to select the Company’s common stock as an investment option. Plan participants were not required to re-allocate previously contributed funds invested in the Company’s. common stock and accordingly such investments are reflected in the accompanying statements of net assets available for plan benefits for the Plan years ended March 31, 2005 and 2004.

Participant Loans

Participants may borrow up to 50% of their vested account balance subject to the Plan restrictions. Participants may borrow a minimum of $1,000, up to a maximum of $50,000. The loans are secured by the participants’ accounts and bear interest at a rate of Federal Reserve Prime plus 1%. The term of participant loans may not exceed five years except under certain conditions as defined in the Plan. Principal and interest are paid ratably through payroll deductions. The interest rate on participant loans at March 31, 2005 and 2004 ranged from 5% to 8.95%. In the event that a participant terminates employment with the Company, any participant loans outstanding become immediately due and payable.

Payment of Benefits

Upon termination of service, participants are entitled to receive a distribution of the vested portion of their accounts. Upon retirement, participants shall receive a distribution of the entire vested value of their accounts. Benefits may also be accessed in the event of disability or death.

IMPCO Investment and Tax Savings Plan

Notes to Financial Statements

1.	Description of the Plan (continued)

Forfeitures

Forfeitures of non-vested Plan assets are used to reduce the Company’s contributions. Total forfeited non-vested accounts totaled $31,366 and $203,240 at March 31, 2005 and 2004, respectively, and will be used to reduce future employer contributions. Employer contributions were reduced by forfeited non-vested accounts totaled $31,366 for the year ended March 31, 2005.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting. Benefits are reported when paid.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value or estimated fair value as of the date of the financial statements. Investments in mutual funds are valued at quoted market prices as of the date of the financial statements. Investments in the common collective fund are valued at net asset value of shares held by the Plan as of the date of the financial statements. The Company’s common stock is valued at its quoted market price as of the date of the financial statements. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or as of the date of the financial statements for unrealized appreciation (depreciation).

Risks and Uncertainties

The Plan’s investment in the Company’s common stock amounted to $258,098 and $313,110 as of March 31, 2005 and 2004, respectively. Such investment represented approximately 3.2% and 4.2% of the Plan’s total assets as of March 31, 2005 and 2004, respectively. For risks and uncertainties regarding IMPCO Technologies, Inc., the participants should refer to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and its Quarterly Reports on Form 10-Q for the three months ended March 31, 2005 and for the three and six months ended June 30, 2005, respectively, as amended.

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

The Plan participates in various investment options that comprise of securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U. S. companies.

Administrative and Contract Expenses

Administrative and contract expenses are paid by the Company.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

IMPCO Investment and Tax Savings Plan

Notes to Financial Statements

3.	Investments

The fair market value of individual investments that represent 5% or more of the Plan’s net assets as of March 31, 2005 and 2004 is as follows:

	2005	2004
Investments Valued at Fair Value as Determined by Quoted Market Prices:
Interest bearing cash:
Putnam Money Market Fund	$1,074,190	$1,106,157
Mutual Funds:
Putnam Investors Fund	1,035,064	1,050,138
Putnam Asset Allocation Fund – Balanced Portfolio	771,360	779,534
Putnam International Equity Fund	703,850	545,703
Putnam Equity Income Fund	1,102,098	973,238
Putnam American Government Income Fund	467,388	519,755
Putnam Discovery Growth Fund	991,709	868,918
Other (less than 5%)	927,134	877,051

Total Mutual Funds	5,998,603	5,614,337
Other-Common Stock (less than 5%)	258,098	313,110

	7,330,891	7,033,604
Investments Valued at Estimated Fair Value:
Participant Loans	449,132	340,527
Other-Common collective fund (less than 5%)	150,546	129,537

	599,678	470,064

Total Investments	$7,930,569	$7,503,668

During the year ended March 31, 2005, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in value by $289,169 as follows:

2005
Investments Valued at Fair Value as Determined by Quoted Market Prices:
Mutual funds	$283,611
IMPCO Technologies, Inc. common stock	(3,941)

279,670
Investments Valued at Estimated Fair Value:
Common collective fund	9,499

Net appreciation in fair value of investments	$289,169

4.	Income Tax Status

The Company adopted the Putnam Fiduciary Trust Company Prototype Defined Contribution Plan, which received a favorable opinion letter from the Internal Revenue Service dated August 9, 2002 which stated that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust in tax exempt.

IMPCO Investment and Tax Savings Plan

Notes to Financial Statements

5.	Plan Termination

It is the intent of the Company to continue the Plan; however, the Company reserves the right to modify, suspend or terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, the participants become 100% vested, and the amounts in each participant’s account will be distributed as soon as administratively feasible, following the date on which a distribution is requested or is otherwise payable.

6.	Party-in-Interest Transactions

Certain Plan investments are managed by Mercer. Mercer is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

As of March 31,	2005	2004
Net assets available for plan benefits per the Form 5500	$7,945,708	$7,484,733
Amounts allocated to withdrawing participants	—	18,935

Net assets available for plan benefits per the financial statements	$7,945,708	$7,503,668

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended March 31, 2005	2005
Benefits paid to participants per the financial statements	$946,926
Less: Amounts allocated to withdrawing participants at March 31, 2004	18,935

Benefits paid to participants per the Form 5500	$927,991

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to March 31 but not paid as of that date.

IMPCO Investment and Tax Savings Plan

Form 5500—Schedule H—Part IV—Line 4i—Schedule of Assets (Held at End of Year)

As of March 31, 2005

EIN: 91-103-9211

Plan Number: 001

Identity of Issue, Borrower, Lesser or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	Interest Bearing Cash:

*Mercer Trust Company	Putnam Money Market Fund (1,074,190.291 shares)		$1,074,190

	Mutual Funds:

PIMCO Total Return Fund	PIMCO Total Return Fund Administrative Class (21,316.042 shares)		225,310

*Mercer Trust Company	Putnam Investors Fund (83,743.015 shares)		1,035,064

	Putnam American Government Income Fund (52,105.691 shares)		467,388

	Putnam OTC & Emerging Growth Fund (19,455.721 shares)		138,914

	Putnam Discovery Growth Fund (59,348.222 shares)		991,709

	Putnam Asset Allocation - Balanced Portfolio (73,045.453 shares)		771,360

	Putnam Asset Allocation – Conservative Portfolio (33,191.609 shares)		302,044

	Putnam International Equity Fund (29,938.321 shares)		703,850

	Putnam New Value Fund (14,206.697 shares)		252,453

	Putnam Equity Income Fund (63,558.156 shares)		1,102,098

Winslow Management Company	Winslow Green Growth Fund (577.018 shares)		8,413

			5,998,603

	Common Collective Fund:

*Mercer Trust Company	Putnam S & P 500 Index Fund (5,009.840 shares)		150,546

	Common Stock:

*IMPCO Technologies, Inc.	Common Stock (48,018.294 shares)		258,098

	Participant Loans:

*Participant Loans	Loans to participants, collateralized by vested account balances, interest at 5.0% - 8.95% per annum, maturing through 2015		449,132

	Total Investments		$7,930,569

*	Indicates party-in-interest to the Plan.

**	All investments are participant directed; therefore, disclosure of cost is not required.